SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

December 22nd, 2016

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event.

In today’s sessions, the Boards of Directors of the subsidiaries Pacífico Seguros Generales (PSG) and Pacífico Vida (PV) agreed unanimously on the following matter:

•	To mandate to management at PSG and PV requiring them to conduct an analysis to determine if a merger between both entities is convenient.

•	Management must ensure that this analysis is comprehensive and as such, includes all economic, financial, legal, accounting and tax-related aspects that are relevant so that the Boards, and if necessary the shareholders at PSG and PV, can make a well-informed decision.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales_	/s/ Miriam Böttger
Legal Representative	Stock Market Representative
Credicorp Ltd.	Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22nd, 2016

CREDICORP LTD. (Registrant)

By: /s/ Guillermo Morales	By: /s/ Miriam Böttger
Guillermo Morales	Miriam Böttger
Authorized Representative	Authorized Representative